UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 156,179,922

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 156,179,922

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,179,922

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.5%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 30, 2003, Amendment No. 3 on April 26, 2004, Amendment No. 4 on April 29, 2004, Amendment No. 5 on July 16, 2004, Amendment No. 6 on October 15, 2004 and Amendment No. 7 on January 3, 2005 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 2 is hereby restated in its entirety as follows:

(a)           This Amendment is being filed by the Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) – (c)  Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers.  The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario  M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Pursuant to a Purchase Agreement dated November 14, 2005 (the “November 2005 Purchase Agreement”) by and between Teachers and Aram Ervin Kalpakian, Alicia Hurmuzian de

Kalpakian and Delfina Isabel Balestra (collectively, the “Seller”), on November 14, 2005 Teachers purchased 66 shares of 2003 Convertible Preferred Stock of the Issuer (the “Preferred Stock”) for an aggregate purchase price of $79,126.83.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a) – (b)  As of the date of this Amendment, Teachers is the beneficial owner of an aggregate of 24,533,088 shares of Common Stock (comprised of 24,477,118 shares of Common Stock and 5,000 warrants currently exercisable for 55,970 shares of Common Stock) and 46,119 shares of Preferred Stock which, as of November 14, 2005, were convertible into 131,646,834 shares of Common Stock, representing approximately 43.5% of the shares of Common Stock outstanding, which percentage is calculated based upon 227,159,626 shares of Common Stock reported to be outstanding by the Issuer as of September 9, 2005, as adjusted pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the shares of Common Stock and Preferred Stock beneficially owned by it.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock or Preferred Stock.

(c)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

(d)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 11.              Purchase Agreement, dated as of November 14, 2005, by and between Aram Ervin Kalpakian, Alicia Hurmuzian de Kalpakian and Delfina Isabel Balestra and Ontario Teachers’ Pension Plan Board.

Exhibit 12.              Letter dated as of November 14, 2005, from Aram Ervin Kalpakian, Alicia Hurmuzian de Kalpakian and Delfina Isabel Balestra de Kalpakian.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2005
Date

ONTARIO TEACHERS’ PENSION PLAN
BOARD, an Ontario, Canada corporation
/s/ Roger Barton
Signature
Roger Barton/Vice President, General Counsel and Secretary
Name/Title

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board (“OTPPB”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Robin Korthals (Chairperson)	Royal Trust Tower Toronto Dominion Centre 77 King Street West, Suite 4545 Toronto, ON M5K 1K2	Chair, OTPPB
J. Douglas Grant (Director)	257 Rosedale Heights Drive Toronto, ON M4T 1C7	Chairperson, Sceptre Investment Counsel Limited
Helen Kearns (Director)	71 Hudson Drive Toronto, ON M4T 2K2	President and CEO, Kearns Capital Ltd.
Guy Matte (Director)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens
Eileen Mercier (Director)	Finvoy Management Inc. 77 Strathallan Blvd. Toronto, ON M5N 1S8	President
Thomas O’Neill (Director)	33 Geraldine Court Don Mills, ON M3A 1N2	Former Chairperson, PwC Consulting
Gary Porter (Director)	820-439 University Ave. Toronto, ON M5G 1Y8	Self-employed chartered accountant
Carol Stephenson (Director)	University of Western Ontario 1151 Richmond St. N. London, ON N6A 3K7	Dean, Richard Ivey School of Business

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of OTPPB
Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of OTPPB
John Brennan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources & Public Affairs of OTPPB
Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Investment Operations & Chief Information Officer of OTPPB
Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of OTPPB
Brian Gibson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of OTPPB
Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Tactical Asset Allocation, of OTPPB
Claude Lamoureux	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of OTPPB
Jim Leech	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of OTPPB

Ron Lepin	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Infrastructure of OTPPB
Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Audit Services of OTPPB
Morgan McCague	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Asset Mix & Risk of OTPPB
Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Member Services of OTPPB
David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Financial Officer of OTPPB
Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Alternative Investments of OTPPB
Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President IT Member Services of OTPPB
Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Tactical Asset Allocation & Alternative Investments of OTPPB
Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President Fixed Income of OTPPB
Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of OTPPB
Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Venture Capital of OTPPB
Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President Asset Mix & Risk of OTPPB